UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 May, 2007

ASX & MEDIA RELEASE
2 MAY, 2007

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

NEW RESEARCH RESULTS SHOW THAT INVESTIGATIONAL DRUG
PHENOXODIOL TARGETS CANCER PROTEIN, CAUSING CANCER CELL DEATH

Worldwide pivotal phase III study in women with recurrent ovarian cancer underway

(Sydney, Australia and Washington, DC - 1 May, 2007) A new study further supports the unique mechanism of action of phenoxodiol, an investigational drug being studied for the treatment of ovarian cancer. The drug appears to work by targeting a certain tumour-specific protein, which triggers a series of events that selectively induce cancer cell death. Phenoxodiol is currently being studied in patients with resistant ovarian cancer, a disease that is estimated to kill more than 15,000 women this year in the U.S. alone.

In studies conducted thus far, phenoxodiol has exhibited an excellent safety profile, with few patients experiencing side effects attributed to the drug.

The new research was conducted by a team headed by Research Professor Michael Berridge Ph.D., at the Malaghan Institute of Medical Research — New Zealand’s leading medical research facility focused on finding cures for cancer and other diseases.

Findings from the study, to be presented at the New Zealand Society of Oncology meeting to be held May 9-11, help explain the mechanism by which phenoxodiol induces cancer cell death. This new research supports previous findings by Professor James Morré, Ph.D. at Purdue University, which showed that phenoxodiol interacts with the tumour-specific protein, tNOX, to selectively block cancerous cells from dividing and switching off a variety of pro-survival signalling mechanisms within the cancer cell, causing it to die.

In cases of late-stage ovarian cancer, standard chemotherapy drugs often have a limited duration of use. The cancer can progressively lose its sensitivity to chemotherapy until cancer cells become unresponsive causing resistance, a major barrier to successful cancer treatment. In laboratory studies and Phase II clinical trials, phenoxodiol showed promise in restoring drug sensitivity to resistant cancer cells.

“Phenoxodiol has a unique mechanism of action not exhibited by other anticancer drugs in current use.,” said Dr. Berridge. “By inhibiting plasma membrane electron transport selectively in cancer cells, phenoxodiol subjects these cells to stress that leads to cell death. This novel drug and its related analogues have the potential to enhance anticancer efficacy by a different mechanism, promising a new approach to management of solid tumours in a range of clinical settings. As the first compound to operate via this pathway, confirmatory evidence to validate the mechanism of action is very desirable.”

Specific findings identify specific proteins associated with unlocking the mystery for why cancer cells don’t die the way healthy cells do.

Evidence from this new study indicates that phenoxodiol inhibits proliferation of many cancer cell lines and some primary immune cells. Phenoxodiol induces the destruction of cancer cells by disrupting a stress pathway in the outer cell membrane, causing down regulation of the FLICE-inhibitory protein, FLIP, and resulting in caspase-dependent and independent degradation of the X-linked inhibitor of cell death, XIAP.

Phenoxodiol selectively limits plasma membrane electron transport in cancer cells, by binding to a cancer specific surface plasma membrane electron transport element on cancer cells thereby inhibiting their proliferation, whereas the compound has no such effect on normal healthy cells.

Multinational trial underway

Phenoxodiol in combination with carboplatin is currently being studied in a multi-national Phase III clinical trial called OVATURE, following positive findings of previous trials conducted at Yale-New Haven Hospital. The OVATURE trial will take place in 60 sites in the United States, Europe, and Australia. Preliminary results from the trial are expected within 18 months.

About phenoxodiol:

Phenoxodiol is being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and cervical cancers. Phenoxodiol is an investigational drug and, as such, is not commercially available. It is a novel-acting drug that inhibits key pro-survival signalling pathways operating via sphingosine-1-phosphate and Akt. Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP. Loss of activity of these proteins restores the ability of chemoresistant tumour cells to undergo apoptosis in response to chemotherapy. The putative molecular target for phenoxodiol is a tumour-specific protein, accounting for the highly selective nature of the drug.

About Marshall Edwards Inc:

Marshall Edwards, Inc. (Nasdaq : MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics. These derive from a flavonoid technology platform which has generated a number of novel compounds characterized by broad ranging efficacy against a range of cancer targets with few side effects. The unique combination of efficacy and safety has been explained by their ability to target an enzyme present on the surface of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell. Marshall Edwards, Inc. has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.